February 6, 2007

Mr. Michael McTiernan

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

Re:	Pre-Effective Amendment No. 4 to the
Registration Statement No. 333-136110
to GTJ REIT, Inc. Form S-11 on Form S-4

Dear Mr. McTiernan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 400 p.m., Eastern Standard Time, on February 7, 2007 or as soon as practicable thereafter.

Very truly yours,

GTJ REIT, INC.

By:	/s/
Jerome Cooper
Chief Executive Officer